Venus Concept Inc.
235 Yorkland Blvd., Suite 900
Toronto, Ontario M2J 4Y8

December 21, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Venus Concept Inc.
Registration Statement on Form S-3
Filed December 19, 2022
File No. 333-268863

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. EST on Friday, December 23, 2022, or as soon thereafter as is practicable.

Very truly yours,

Venus Concept Inc.

By:	/s/ Michael Mandarello
	Name:	Michael Mandarello
	Title:	General Counsel and Corporate Secretary

cc: Dorsey & Whitney LLP